HABIT CARBON 2, LLC

MEMORANDUM OF TERMS

OF PRIVATE OFFERING

This memorandum summarizes the principal terms of the private offering by Habit Carbon 2, LLC (the "Company").

Company: The Company was formed on November 12, 2014, by filing articles of organization with the Colorado Secretary of State. Investors in the offering described in this memorandum will purchase Class A Member ownership interests in the Company called "Class A Interests."

Company Operating Agreement: The Company will be governed by the limited liability operating agreement that will be drafted by legal counsel to the Company. The operating agreement will govern the operations of the Company and set forth the rights and obligations of its members.

Manager/Class B Member: The sole manager and holder of all of the Class B Interests of the Company will be Habit Carbon Holdings LLC, dba Habit Carbon Hospitality Collective (the "Manager"). The Manager will be the chief executive management official of the Company. The Manager will be principally owned and controlled by Lisa B. Ruskaup.

Project: The Company has been formed to design, develop, construct, own and operate the co-branded concepts known as Carbon Café & Bar and Habit Doughnuts from the leased premises located at 2200 California Street, Denver, Colorado. A copy of the Business Plan for Carbon Café & Bar and Habit Doughnuts accompanies this memorandum.

License: The Carbon Café & Bar and Habit Doughnuts concepts have been developed by the Manager and all intellectual property, trademarks and trade names associated with the concepts will be owned by the Manager and licensed to the Company for its use without charge.

The Offering: The Company is offering (750) of its Class A Interests to prospective investors. The offering price for each Class A Interest is $1,000, payable in full upon subscription.

Suitability: Sales of the Class A Interests will be made in reliance upon private offering exemptions from the registration requirements of federal and state securities laws.

Investment Objectives: The Company's principal investment objectives are to invest in the Project for the purposes of (i) providing cash distributions to the Company's members, and (ii) obtaining the benefit of any appreciation in the value of the Project subsequent to its operation by the Company.

Use of Proceeds: The Company intends to use the proceeds from the sale of the Class A Interests to (i) enter into a new lease for the business premises from which the Company will operate, (ii) design, develop, construct the Project, (iii) market and promote the Project, and (iv) provide working capital. See the Business Plan accompanying this memorandum.

Distributions of Cash Flow: Distributions of the Company's net cash flow (to be defined in the Company's operating agreement) will be made in such amounts and at such times as determined by the Manager, in its sole discretion, in the following order of priority:

First, 90 percent to the Class A Members, pro rata in accordance with their respective ownership percentages, until the Class A Members have received aggregate distributions equal to the sum of (i) the Class A Member's capital contributions to the Company, and 10 percent to the Class B Member.

Second, 50 percent to the Class A Members, pro rata, and 50 percent to the Class B Member.

Compensation of Manager: The Manager will be reimbursed for all out-of-pocket expenses incurred while acting in furtherance of the Company's business and, as the sole Class B Member, will be entitled to all distributions of net cash flow that are made by the Company as described above.

Risk Factors: The purchase of Class A Interests by an investor is speculative and involves a high degree of risk. Prospective investors should carefully consider all risk factors before deciding whether to purchase any Class A Interests and should consult his or her own attorney and/or business advisor as to any legal, business or related matters concerning the investment.

The financial pro forma and projected returns contained in these offering materials constitute "forward-looking statements" and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievements expressed or implied by such forward-looking statements. Investors must recognize that despite the best attempt at projecting operations of the Company, there can be no assurance that the operations of the Company or the results of an investment in the Company will result in any particular level of profit or return on investment being realized by investors, and there remains the risk that investors can lose their entire investment.

Additional Information: This memorandum is intended to describe certain aspects of the Company's proposed business but is not a thorough or exhaustive description. Prospective investors are invited and encouraged to ask questions of and obtain additional information from the Company concerning the terms and conditions of the offering, the Company, the project and any other relevant matter to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

Confidential Information: The information contained in this memorandum and any additional information and documents provided by the Company are furnished on a confidential basis for use by the offeree and, in certain cases, his or her advisors and agents. By accepting this memorandum, each offeree, and each of his/her advisors and agents, if any, agrees that he/she will not transmit, reproduce, or make available to anyone other than himself/herself or his/her agents or advisors this memorandum or any other documents or information provided by the Company in connection with the offering.

EXHIBIT B

FORM OF SUBSCRIPTION AGREEMENT FOR CLASS A INTERESTS
OF HABIT-CARBON 2, LLC

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made by and between Habit Carbon 2, LLC, a Colorado limited liability company (the "LLC"), and the Person identified below as the Subscriber (the "Subscriber").

BACKGROUND

A.   The LLC has been organized and formed as a limited liability company under the laws of Colorado in accordance with the Colorado Limited Liability Company Act (the "Colorado LLC Act").

B.   Ownership interests in the LLC will consist initially of Class A Interests and Class B Interests.

C.   The Limited Liability Company Operating Agreement dated as of November 12, 2014, (the "LLC Agreement"), a copy of which has been provided to Subscriber, shall govern the operations of the LLC and the rights and obligations of the holders of Class A Interests and Class B Interests. The manager of the LLC is Habit Carbon Holdings, LLC, a Colorado limited liability company ("Manager").

D.   The purpose of the LLC is to enter into a new lease for the leased premises, and develop, design, construct, own and operate the co-branded concepts known as Carbon Café & Bar and Habit Doughnuts from the leased premises.

E.   The LLC is offering 750 Class A Interests at $1,000 per Class A Interest to prospective investors to finance the acquisition, operation, improvement and leasing of the Property.

F.   The offering of the Class A Interests (the "Offering") is being made in accordance with the terms and conditions of Confidential Offering Materials, dated November 12, 2014 (the "Materials"), a copy of which has been provided to Subscriber.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto do hereby agree as follows:

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1. **Subscription For and Purchase of Class A Interests.**

        a.   Subscriber hereby irrevocably subscribes for and agrees to acquire from the LLC the Class A Interests in exchange for Subscriber's agreement to make the contribution of the Subscription Price to the capital of the LLC. Subscriber shall pay to the LLC the Subscription Price upon one or more capital calls in the discretion of the Manager of the LLC as permitted by the LLC Agreement upon at least ten (10) business days prior notice from the LLC of the due date for such payment (the "Capital Contribution Call Payment"); <u>provided, however</u> that the initial capital call may be made on shorter notice as necessary to accommodate compliance with any timing requirements under any agreement with respect to which the proceeds of such capital call may be applied in satisfaction of the LLC's obligations under such agreement.

        b.   Subscriber acknowledges that Subscriber's subscription hereunder is subject to the approval of the LLC in its sole and absolute discretion and that Subscriber's submission of this Agreement and agreement to pay the Subscription Price to the LLC does not mean that Subscriber is eligible to be considered for participation in the Offering or that Subscriber's subscription hereunder has been accepted by the LLC for participation in the Offering. The LLC will notify Subscriber whether Subscriber is eligible to be considered for participation in the Offering as soon as feasible following the LLC's receipt of this Agreement from Subscriber. If the LLC determines that Subscriber is not eligible to be considered for participation in the Offering, the LLC shall promptly return this Agreement to Subscriber upon Subscriber's request. Any failure to so notify the Subscriber shall not invalidate any subsequent determination that Subscriber is not eligible for participation in Offering so long as Subscriber is determined not to be an accredited investor.

        c.   If the LLC determines that Subscriber is eligible to be considered for participation in the Offering, Subscriber will be notified whether the LLC accepts or rejects Subscriber's subscription hereunder for participation in the Offering, the time for which notification will be no later than the earlier of the time at which the Offering is fully subscribed or the close of business on the date specified as the Offering Closing Date in the Materials (herein the "Offering Closing Date"). If Subscriber's subscription hereunder is not accepted by the LLC for participation in the Offering by the close of business on the Offering Closing Date, Subscriber will be so notified in writing and this Agreement will be returned to Subscriber. If Subscriber's subscription hereunder is accepted by the LLC for participation in the Offering by the close of business on the Offering Closing Date, payment of the Subscription Price by Subscriber to the LLC shall be made pursuant to the capital calls by the Manager of the LLC, as provided in the LLC Agreement. Notwithstanding the foregoing, the dollar amount of Subscriber's subscription hereunder may be reduced by the LLC at its discretion.

        d.   **Representations, Warranties and Covenants of Subscriber.** In connection with the acquisition of the Class A Interests hereunder, Subscriber represents and warrants to, and covenants with, the LLC that the statements and covenants contained in this Section D are (i) true, accurate, correct and complete in all material respects and (ii) binding upon Subscriber, as applicable.

e.   Subscriber has reviewed the Materials and the LLC Agreement and understands the consequences of failing to make all or any portion of the Subscription Price (*i.e.*, Agreed Initial Capital Contribution) required hereunder or thereunder.

g.   The Class A Interests are being acquired pursuant to this Agreement by the Subscriber in good faith solely for Subscriber's own account, for investment and not with a view toward resale or other distribution within the meaning of the Securities Act, and such securities will not be offered for sale, sold or otherwise transferred without either registration or exemption from registration under the Securities Act and Blue Sky Laws.

h.   Subscriber is sophisticated and (i) able to fend for himself/herself/itself, as applicable, (ii) has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment in the Class A Interests, (iii) has been provided with and has reviewed a copy of the Materials, which contains information regarding the offering of the Class A Interests and the proposed business of the LLC, and (iv) has been afforded full access to and has had an opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and such other information concerning the LLC the Subscriber has requested and is required in Subscriber's judgment to make an informed decision to acquire the Class A Interests.

i.   Subscriber is able to bear the economic risk of Subscriber's investment in the Class A Interests for an indefinite period of time, because the Class A Interests have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act and any applicable state securities acts or an exemption from such registration is available.

j.   Subscriber has full corporate, organizational or individual power, as applicable, and authority to execute and deliver this Agreement and to perform Subscriber's obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of Subscriber, enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement and such other agreements by Subscriber does not and will not (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or similar organizational documents of Subscriber, as applicable, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any governmental agency or authority to which Subscriber is subject, or
(iii) conflict with, violate or constitute a breach or default (or an event that, with notice or lapse of time, or both, would constitute a default) under, or of any agreement, contract or instrument to which Subscriber is a party, or by which Subscriber is bound, or result in the acceleration or

create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, note, bond, mortgage, deed of trust, or other arrangement to which Subscriber is a party, or by which Subscriber is bound, or to which any of Subscriber's assets are subject, and Subscriber further represents and warrants that Subscriber is not now in breach of any such agreement, contract or instrument to which Subscriber is a party or by which Subscriber is bound. Subscriber need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any governmental authority in order to consummate the transactions contemplated hereby.

k.   Subscriber has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby for which the LLC could become liable or obligated.

l.   There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or, to the best knowledge and belief of Subscriber, threatened against Subscriber.

m.   Subscriber understands and agrees that the LLC prohibits the investment of funds by any persons or entities that are acting, directly or indirectly, (i) in contravention of any U.S. or international laws and regulations, including anti-money laundering regulations or conventions, (ii) on behalf of terrorists or terrorist organizations, including those persons or entities that are included on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department's Office of Foreign Assets Control[1] ("OFAC"), as such list may be amended from time to time, (iii) for a senior foreign political figure,[2] any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Manager, after being specifically notified by Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) for a foreign shell bank[3] (such persons or entities in (i) - (iv) are collectively referred to as "Prohibited Persons").

n.   Subscriber hereby represents and warrants that neither it, nor any affiliate of Subscriber nor any person or entity having a direct or indirect beneficial interest in Subscriber

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[1] The OFAC list may be accessed on the web at http://www.treas.gov/ofac.

[2] Senior foreign political figure means a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not); a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a senior foreign political figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. The immediate family of a senior foreign political figure typically includes the political figure's parents, siblings, spouse, children and in-laws. A close associate of a senior foreign political figure is a person who is widely and publicly known internationally to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

[3] Foreign shell bank means a foreign bank without a physical presence in any country, but does not include a regulated affiliate. A post office box or electronic address would not be considered a physical presence. A regulated affiliate means a foreign shell bank that: (1) is an affiliate of a depository institution, credit union, or foreign bank that maintains a physical presence in the United States or a foreign country, as applicable; and (2) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or foreign bank.

nor in the Class A Interests to be acquired under this Agreement appears on the Specially Designated Nationals and Blocked Persons List of OFAC in the United States Department of the Treasury or in the Annex to United States Executive Order 13224 - Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism or any other federal regulation or Executive Order administered by the OFAC. Subscriber further represents that (i) the monies used to fund the investment in the Class A Interests and any contributions or other payments required under the LLC Agreement will not (A) be derived from any illegal activity, (B) be derived from, invested for the benefit of, or related in any way to, the governments of, or the persons within, any country under a U.S. embargo enforced by OFAC or (C) cause the LLC or the Manager or any Member of the LLC to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 or any applicable similar law of any foreign country, as each may be amended and (ii) the proceeds from Subscriber's investment in the Class A Interests will not be used to finance any illegal activities. Subscriber agrees to promptly notify the Manager of any changes in the information set forth in the foregoing representations and acknowledges that if at any time the Manager determines that any of such representations are incorrect, the Manager may undertake whatever actions it considers appropriate including causing withdrawal from the LLC.

        o.   Subscriber acknowledges that the Manager and the LLC are subject to certain legal requirements that require the Manager to verify the source of funds paid to the LLC by Subscriber and the identity of Subscriber and persons associated with Subscriber. Subscriber represents, warrants and covenants that: (i) he is not, nor is any person or entity controlling, controlled by or under common control with Subscriber, a Prohibited Person, and (ii) to the extent Subscriber has any beneficial owners,[4] (A) it has carried out thorough due diligence to establish the identities of such beneficial owners, (B) based on such due diligence, Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (C) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of Subscriber's complete withdrawal from the LLC, and (D) it will make available such information and any additional information that the Manager may require upon request in accordance with applicable regulations. Subscriber acknowledges that the LLC or the Manager may release confidential information about Subscriber and, if applicable, any owners of it, legal or beneficial, to proper authorities if the Manager, in its sole discretion, determines that it is in the best interests of the LLC in accordance with relevant rules and regulations.

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[4] Beneficial owners will include, but not be limited to: (i) shareholders of a corporation; (ii) partners of a partnership; (iii) members of a limited liability company; (iv) investors in a fund-of-funds; (v) the grantor of a revocable or grantor trust; (vi) the beneficiaries of an irrevocable trust; (vii) the individual who established an IRA; (viii) the participant in a self-directed pension plan; (ix) the sponsor of any other pension plan; and (x) any person being represented by the undersigned in an agent, representative, intermediary, nominee or similar capacity. If the beneficial owner is itself an entity, the information and representations set forth herein must also be given with respect to its individual beneficial owners. If Subscriber is a publicly-traded company, it need not conduct due diligence as to its beneficial owners.

p.   If any of the foregoing representations, warranties or covenants ceases to be true or if the LLC no longer reasonably believes that it has satisfactory evidence as to their truth, notwithstanding any other agreement to the contrary, the LLC may, in accordance with applicable regulations, be obligated to freeze Subscriber's investment, either by prohibiting additional investments, declining or suspending any withdrawal requests and/or segregating the assets constituting the investment, or Subscriber's investment may immediately be involuntarily withdrawn by the LLC, and the LLC may also be required to report such action and to disclose Subscriber's identity to OFAC or other authority. In the event that the LLC is required to take any of the foregoing actions, Subscriber understands and agrees that it shall have no claim against the LLC, the Manager or any other Member of the LLC, and their respective affiliates, directors, members, partners, shareholders, officers, managers, officials, employees and agents for any form of damages as a result of any of the aforementioned actions.

q.   Subscriber understands and agrees that any distribution proceeds paid to Subscriber by the LLC will be paid to the same account from which Subscriber's investment in the LLC was originally remitted, unless the Manager, in its sole discretion, agrees otherwise.

r.   The information provided by Subscriber in the Investor Qualification Certificate attached hereto as Exhibit A is true, correct and complete.

s.   Upon the LLC's acceptance of this Agreement, the executed counterpart signature page to the LLC Agreement (Exhibit B hereto) of Subscriber shall become effective and binding upon Subscriber as provided therein and in the LLC Agreement.

2.   **Representations of the LLC.** In connection with the issuance of the Class A Interests hereunder, the LLC represents and warrants to Subscriber that the statements contained in this Section 2 are true, accurate, correct and complete in all material respects.

a.   The LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado and has the requisite power and authority to execute and deliver this Agreement and to carry out the transaction contemplated hereby.

b.   When this Agreement is accepted by the LLC, the LLC will have caused this Agreement to be duly and validly executed on its behalf and delivered to Subscriber, and, thereupon, this Agreement will constitute the valid and binding agreement of the LLC, enforceable against the LLC in accordance with its terms, except as such enforcement may be subject to bankruptcy, conservatorship, receivership, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity.

3.   **Restrictions on Transfer.** Subscriber hereby agrees not to transfer any of the Class A Interests except in accordance with and subject to the terms and conditions of the LLC Agreement. For purposes of this Agreement, the term "transfer" shall include a sale, assignment, gift, pledge, hypothecation, mortgage, exchange or other disposition or encumbrance of any Class A Interest, whether voluntary, involuntary or by operation of law.

5.	**Deliveries.** Subscriber's subscription for the Class A Interests shall not be considered complete until Subscriber has delivered the following:

a.	A properly executed copy of this Agreement;

b.	A completed Investor Qualification Certificate (see Exhibit A hereto); and

c. A properly executed Limited Liability Company Operating Agreement Counterpart Signature Page with respect to the LLC Agreement (see Exhibit B hereto).

Upon the LLC's receipt of all of the foregoing from Subscriber, this Agreement will be considered complete, subject to Subscriber providing any additional information as may be required by the LLC in order to consider the subscription offer of Subscriber for the Class A Interests.

6. **Arbitration.**

ANY CONTROVERSY OR CLAIM BETWEEN EITHER OF THE PLACEMENT AGENT FOR THE OFFERING OR THE LLC AND SUBSCRIBER WHICH ARISES OUT OF OR RELATES TO THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR THE MATERIALS, INCLUDING ANY CLAIM BASED ON OR ARISING FROM THE OFFER OR SALE OF THE CLASS A INTERESTS OR ISSUANCE OF SECURITIES PURSUANT THERETO, SHALL BE DETERMINED AND SETTLED BY BINDING ARBITRATION IN DENVER, COLORADO IN ACCORDANCE WITH THE ARBITRATION RULES OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). This agreement to arbitrate such controversies does not constitute an agreement to arbitrate the arbitrability of any such controversy, unless otherwise clearly and unmistakably required by the arbitration rules of the FINRA. All statutes of limitation which would otherwise be applicable shall apply to any arbitration proceeding under this Section 7. The decision of the arbitrator(s) shall be final and binding on the parties to the arbitration. The right to seek any remedy in court, including the right to a jury trial, is waived. It is understood that pre-arbitration discovery is generally more limited than and different from court proceedings. The award of the arbitrator(s) is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification of rulings by the arbitrator(s) is strictly limited. Judgment upon the award of the arbitrator(s) may be entered in any court, state or federal, having jurisdiction.

7. **Miscellaneous.**

a. **Governing Law.** This Agreement shall be enforced, governed and construed in accordance with applicable federal and state securities laws and regulations and the laws of the State of Colorado, except any that would require the application of the laws of any other jurisdiction.

b. **Binding Effect.** Subject to any provisions hereof restricting assignment, all covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of their respective heirs, personal representatives, executors, administrators, successors and permitted assigns.

c. **Assignment.** Each party agrees that such party shall not assign this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other party, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect.

d.   **Integration, Amendment and Waiver.** This Agreement constitutes the entire agreement among the parties hereto with respect to the matters set forth herein and supersedes and renders of no force and effect all prior oral or written agreements, commitments and understandings among the parties with respect to the matters set forth herein. Except as otherwise expressly provided in this Agreement, no amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by each of the parties.

e.   **Execution in Counterparts.** This Agreement may be executed in any number of counterparts, each of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

f.   **Severability.** If any part of this Agreement shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions of this Agreement.

g.   **Headings.** Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions contained in this Agreement.

I

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

Number of Shares: [SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Habit Carbon 2, LLC_____

Founder Signature

_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

                                    Name: [INVESTOR NAME]_____

                                    Title: [INVESTOR TITLE]_____

                                    State of Residency:[STATE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"), AND MAY BE OFFERED OR SOLD BY A PURCHASER OF THE LIMITED LIABILITY COMPANY INTERESTS ONLY (1) UPON REGISTRATION OF THE LIMITED LIABILITY COMPANY INTERESTS UNDER THE ACT AND THE STATE ACTS OR PURSUANT TO AN EXEMPTION THEREFROM, AND (2) AFTER COMPLIANCE WITH ALL RESTRICTIONS ON TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS IMPOSED BY THIS AGREEMENT, INCLUDING (WITHOUT LIMITATION) THE PROVISIONS OF SECTION 10.**

* * * * *

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

HABIT-CARBON 2, LLC

DATED AS OF APRIL 15, 2018

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

HABIT-CARBON 2, LLC

THIS LIMITED FIRST AMENDED AND RESTATED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement") is entered into effective as of April 15 __, 2018 ("Effective Date"), by and among the LLC, the Manager, the persons or entities identified as Class A Members on **Exhibit A** attached hereto (the "Class A Members"), Habit Carbon Holdings, LLC, a Colorado limited liability company (the "Class B Member"), and any other Persons who shall in the future execute and deliver this Agreement as a Member pursuant to the provisions hereof (the Class A Members, the Class B Member and such other persons herein collectively, the "Members").

WHEREAS, the Articles of Organization (the "Articles") dated November 12, 2014, were filed to form a limited liability company under the name "Habit-Carbon II, LLC" (the "LLC") pursuant to the provisions of the Colorado Limited Liability Company Act (the "Colorado LLC Act");

WHEREAS, the LLC's original operating agreement was effective as of November 12, 2014 ("Original Operating Agreement");

WHEREAS, this Agreement is intended to amend, restate, replace and supersede the Original Operating Agreement and shall govern the relationships among the Members of the LLC and between the Company and the Members pursuant to the Colorado LLC Act from and after and as of the Effective Date; and

WHEREAS, by executing this Agreement, the Manager and the Members hereby (i) ratify the formation of the LLC and the filing of the Articles, (ii) confirm and agree to their status as Members of the LLC, and (iii) confirm the existence of the LLC for the purposes hereinafter set forth, subject to the terms and conditions hereof;

NOW, THEREFORE, in consideration of the foregoing, and of the covenants and agreements hereinafter set forth, it is hereby agreed as follows:

ARTICLE I

CERTAIN DEFINITIONS

Unless the context otherwise specifies or requires, capitalized terms used herein shall have the respective meanings set forth below (or elsewhere herein) for all purposes of this Agreement (such definitions to be equally applicable to both the singular and the plural forms of the terms defined). Unless otherwise specified, all references herein to Articles or Sections are to Articles or Sections of this Agreement.

"Additional Voluntary Capital Contribution"–As defined in Section 6.2.

"Affiliate"–When used with reference to a specified Person, means (i) any Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the specified Person, (ii) any Person that is an officer or director of, general partner in or manager or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, director, general partner or a manager or trustee, or with respect to which the specified Person serves in a similar capacity, (iii) any Person for which an officer or director of, general partner in or manager or trustee of, or individual serving in a similar capacity with respect to, the specified Person serves in any such capacity, and (iv) any relative or spouse of the specified Person who makes his or her home with that of the specified Person. As used in this definition of "Affiliate," the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or interests, by contract, or otherwise.

"Agreed Initial Capital Contribution"–As defined in Section 6.1.

"Agreement"–This Limited Liability Company Operating Agreement, as it may be amended or supplemented from time to time.

"Articles"–The Articles of Organization of the LLC, November 12, 2014, and any and all amendments thereto, filed on behalf of the LLC with the Secretary of State as required under the Colorado LLC Act.

"Capital Account"–The capital account established and maintained for each Member pursuant to the tax allocations provisions set forth in Section 7.1.

"Capital Contribution"–Any property (including cash) contributed to the LLC by or on behalf of a Member.

"Capital Contribution Percentage"–For each Class A Member, the ratio, expressed as a percentage, of (i) the total amount of Capital Contributions made by such Member to (ii) the total amount of Capital Contributions made by all Class A Members.

"Class A Interests"–LLC Interests designated as "Class A Interests" in Article V.

"Class A Member Action"–As defined in Section 8.1.1B.

"Class A Members"–Members owning LLC Interests designated in this Agreement as Class A Interests.

"Class A Members Obligations" – As defined in Section 8.9.

"Class B Interests"–LLC Interests designated as "Class B Interests" in Article V.

"Class B Member"–Habit Carbon Holdings, LLC, a Colorado limited liability company.

"Class B Member Action"–As defined in Section 8.1.1C.

"Code"–The Internal Revenue Code of 1986, as in effect and hereafter amended, and, unless the context otherwise requires, applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Colorado LLC Act"–The Colorado Limited Liability Company Act, as amended (including any substitute therefor).

"Default Capital Contribution Amount"–As defined in Subsection 6.1.2A.

"Distributions"–As defined in Section 7.3.

"Fiscal Quarter"–As defined in Subsection 7.3.1,

"Fiscal Year"–As defined in Section 9.7.

"Indemnitee"–As defined in Section 8.8.

"LLC"–Habit-Carbon II, LLC, a Colorado limited liability company.

"LLC Assets"–All assets and property, whether tangible or intangible and whether real, personal, or mixed, at any time owned by or held for the benefit of the LLC.

"LLC Interest"–As to any Member, all of the interest of that Member in the LLC, including, without limitation, such Member's (i) right to a distributive share of the income, gain, losses and deductions of the LLC in accordance with this Agreement, (ii) right to vote on any matter submitted (or required to be submitted) to a vote of the Members, and (iii) right to a distributive share of LLC Assets.

"Manager"– Habit Carbon Holdings, LLC, a Colorado limited liability company or such other person or entity designated as the Manager in accordance with this Agreement.

"Member"–The signatories to this Agreement, or any other Person who in the future shall execute and deliver this Agreement, or other documents as the Manager deems necessary or appropriate to evidence such Person's agreement to be admitted as a Member and be bound by the terms and conditions of this Agreement, and be admitted to the LLC as a new Member pursuant to the provisions hereof.

"Net Cash Flow"–The gross receipts from LLC investments, activities and operations (including sales, dispositions and refinancings of LLC Assets) less the portion thereof used to pay or establish reserves for all LLC expenses, debt payments, capital investments and contingencies, all as determined by the Manager in its sole and absolute discretion.

"Net Income or Net Loss"–As defined in Subsection 7.1.2.

"Non-Contributing Member"–As defined in Subsection 6.2.1.

"Paid Amount"–As defined in Subsection 6.1.1.

"Permitted Merger"–As defined in Subsection 8.1.1A.

"Person"–Any individual, corporation, association, partnership, limited liability company, joint venture, trust, estate, or other entity, enterprise, venture or organization.

"Priority Repayment"–A payment to each Class A Member in an amount equal to such Member's Capital Contributions made pursuant to Section 6.1 (*i.e.*, the Class A Member's paid-in Agreed Initial Capital Contribution).

"Project"–The design, development, construction, ownership and operation of the co-branded food and beverage concepts known as Carbon Café and Habit Doughnuts on leased premises located at 2200 California, Denver, Colorado.

"Secretary of State"–The office of the Secretary of State of the State of Colorado.

"Subscription Agreement"–An agreement executed by each Class A Member to effectuate such Member's subscription for Class A Interests, the form of which is described in **Exhibit B** to this Agreement.

"Transfer"–As defined in Section 10.1.

ARTICLE II

FORMATION; NAME; PLACE OF BUSINESS

Section 2.1   **Formation of LLC; Articles of Organization.** The Members of the LLC hereby:

2.1.1   approve and ratify the filing of the Articles with the Colorado Secretary of State on November 12 2014.

2.1.2   confirm and agree to their status as Members of the LLC;

2.1.3   execute this Agreement for the purpose of establishing the rights, duties, and relationship of the Members;

2.1.4   (i) agree that if the laws of any jurisdiction in which the LLC transacts business so require, the Manager or the appropriate officers or other authorized officials or representatives of the LLC shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents necessary for the LLC to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge, and cause to be filed for record, in the place or places and manner prescribed by law, any amendments to the Articles as may be required, either by the Colorado LLC Act, by the laws of any jurisdiction in which the LLC transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation, and operation of the LLC as a limited liability company under the Colorado LLC Act; and

2.1.5 each represent and warrant that such Member is duly authorized to execute, deliver, and perform such Member's obligations under this Agreement and that the Person, if any, executing this Agreement on behalf of such Member is duly authorized to do so and that this Agreement is binding on and enforceable against such Member in accordance with its terms.

Section 2.2 **Name of LLC.** The name under which the LLC shall conduct its business is "Habit-Carbon II, LLC." The business of the LLC may be conducted under any other name permitted by the Colorado LLC Act that is deemed necessary or desirable by the Manager. The appropriate officers, officials or other authorized representatives of the LLC promptly shall execute, file, and record, or cause to be executed, filed and recorded, any assumed or fictitious name certificates required by the laws of the State of Colorado or any state in which the LLC conducts business.

Section 2.3 **Place of Business.** The location of the principal place of business of the LLC shall be 2200 California, Denver, Colorado. The Manager may hereafter change the principal place of business of the LLC to such other place or places within the United States as the Manager may from time-to-time determine, in its sole and absolute discretion; provided that Manager shall give written notice thereof to the Members within thirty (30) days after the effective date of any such change and, if necessary, Manager shall amend, or shall cause to be amended, the Articles in accordance with the applicable requirements of the Colorado LLC Act and this Agreement. The Manager may, in its sole and absolute discretion, establish and maintain such other offices and additional places of business of the LLC, either within or without the State of Colorado, as it deems appropriate.

Section 2.4 **Registered Office and Registered Agent.** The street address of the initial registered office of the LLC shall be 1553 Platte Street, #130, Denver, CO 80202, and the LLC's initial registered agent at such address is Lisa B. Ruskaup, c/o the Manager. The registered office and the registered agent of the LLC may be changed by the Manager from time-to-time in accordance with the then applicable provisions of the Colorado LLC Act, any other applicable laws and this Agreement; provided that, the Manager shall give written notice thereof to the Members within thirty (30) days after the effective date of any such change.

Section 2.5 **Certain Organization Transactions.** Certain actions and transactions were taken in connection with the formation and organization of the LLC, which were undertaken by the Manager, including the appointment of Lisa B. Ruskaup, as the initial registered agent, with her business address as the initial registered office of the LLC, and the authorization of the LLC on May 1, 2018, to Lisa B. Ruskaup to negotiate the terms and conditions of the lease for the business premises from which the LLC shall conduct its food and beverage operations.

Section 2.6 Intentionally omitted.

ARTICLE III

PURPOSES AND POWERS OF LLC

Section 3.1 **Purposes.** The purposes of the LLC shall be to lease the business premises at 2200 California, Denver, Colorado, and then to develop, construct, own and operate the co-branded food and beverage concepts known as Carbon Café & Bar and Habit Doughnuts, and to engage in any lawful business activity with respect thereto permitted by the Colorado LLC Act or laws of any jurisdiction in which the LLC may do business and to enter into any lawful transaction and engage in any lawful activities in furtherance of the foregoing purposes and as may be necessary, incidental or convenient to carry out the business of the LLC as contemplated by this Agreement.

Section 3.2 **Powers.** Subject to all of the provisions of this Agreement, the LLC shall have the power to do any and all acts and things necessary, appropriate, advisable, or convenient for the furtherance and accomplishment of the purposes of the LLC, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the LLC, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the Colorado LLC Act.

ARTICLE IV

TERM OF LLC

The existence of the LLC commenced on the date upon which the Articles were duly filed with the Secretary of State and shall continue until dissolved and liquidated in accordance with the provisions of Article XI.

ARTICLE V

CLASSES OF LLC INTERESTS

For purposes of voting, the LLC Interests shall be either "Class A Interests" or "Class B Interests" with such relative rights, powers and duties as are set forth in or established in accordance with this Agreement. The LLC Interests of the Class A Members shall be Class A Interests. Initially, there are 15.01 Class A Interests. The LLC Interests of the Class B Member shall be the Class B Interests.

ARTICLE VI

CAPITAL

Section 6.1 **Initial Capital Contributions of Members.**

6.1.1 <u>Initial Capital Contributions.</u> At the times and in amounts as set forth in their respective Subscription Agreements (or this Agreement in the case of the Class B Member) and in accordance with the provisions of Section 6.12 below, each of the Members shall make the Capital Contribution set forth opposite such Member's name in **Exhibit A** attached hereto (each an "Agreed Initial Capital Contribution"). The Agreed Initial Capital Contribution for each Class A Member shall consist of the agreed subscription amount for such Class A Member's Class A Interest. **Exhibit A** shall be amended from time-to-time by the Manager to the extent necessary to reflect accurately Capital Contributions or similar events under this Section 6.1 or Section 6.2, or Section 6.3 making an amendment of **Exhibit A** necessary or appropriate in the judgment of the Manager. Except as otherwise provided in the Colorado LLC Act, the Members shall not be required to make any Capital Contributions or loans to the LLC other than as set forth in this Section 6.1 and in Section 6.2.

6.1.2   Failure of Class A Member to Make Required Agreed Initial Capital Contributions.

A.   If a Class A Member shall fail to make such Member's Agreed Initial Capital Contribution, or any portion thereof ("Default Capital Contribution Amount"), to the LLC in accordance with the terms of this Agreement, (the "Defaulting Member"), any other Class A Member, upon making its own required Agreed Initial Capital Contribution (or required portion thereof as and when made the subject of a capital call by the Manager pursuant to this Agreement), (a "Non-Defaulting Member"), may, without prejudice to such other rights or remedies as may be available to the LLC under applicable law, contribute to the LLC an additional amount equal to the Non-Defaulting Member's proportionate share (as set forth below) of the Defaulting Member's Default Capital Contribution Amount. Thereupon, (i) the respective Capital Contribution Percentages of the Class A Members shall be adjusted accordingly, and (ii) the Defaulting Member's right to receive such Member's Priority Repayment with respect to its Paid Amount will be subordinated to the rights of all Non-Defaulting Members to receive their Priority Repayment and be payable only after all such Priority Repayment has been made to such Non-Defaulting Members. In the event that more than one Non-Defaulting Member desires to make a Defaulting Member's Default Capital Contribution Amount, such Members shall be entitled to (i) contribute a proportionate share of the Defaulting Member's Default Capital Contribution Amount based on the ratio such Member's Capital Contribution Percentages bear to one another and (ii) receive rights to a proportionate share of the Defaulting Member's forfeited Priority Percentage Return based on the ratio such Member's Capital Contribution Percentages bear to one another.

B.   If Non-Defaulting Members do not elect to make all of the Default Capital Contribution Amount, the Class B Member or its Affiliates may make the Default Capital Contribution Amount (or remaining portion thereof) and acquire Class A Interests on the same terms as are provided in Subsection 6.1.2A.

Section 6.2   **Additional Voluntary Capital Contributions of the Members.**

6.2.1   Requests for Additional Voluntary Capital Contributions. The Manager is hereby authorized to request that the Class A Members voluntarily contribute funds to the LLC as additional Capital Contributions (the "Additional Voluntary Capital Contributions") in amounts proportionate to their respective Capital Contribution Percentages. At such time or times as Additional Voluntary Capital Contributions are requested under this Subsection 6.2.1, the Manager shall give notice to the Class A Members stating (i) the aggregate amount of such

Additional Voluntary Capital Contributions, (ii) in reasonable detail the reason such Additional Voluntary Capital Contributions are requested and the intended use thereof, and (iii) the date for payment of such Additional Voluntary Capital Contributions.

   6.2.2 <u>Supplemental Additional Voluntary Capital Contributions.</u> If a Class A Member does not make such Member's Additional Voluntary Capital Contribution to the LLC as requested pursuant to Subsection 6.2.1 (the "Non-Contributing Member"), any other Class A Member, upon making such Member's own requested Additional Voluntary Capital Contribution, may contribute to the LLC an additional amount equal to the Non-Contributing Member's unpaid Additional Voluntary Capital Contribution. Thereupon, the respective Capital Contribution Percentages of the Class A Members shall be adjusted accordingly. In the event that more than one Member desires to make a Non-Contributing Member's unpaid Additional Voluntary Capital Contribution, such Members shall be entitled to contribute a proportionate share of such Non-Contributing Member's unpaid Additional Voluntary Capital Contribution based on the ratio such Member's Capital Contribution Percentages bear to one another.

   6.2.3 <u>Additional Capital Contribution Shortfall.</u> Additional Voluntary Capital Contributions requested under Subsection 6.2.1 are voluntary, and no Member shall be required to make any Additional Capital Contribution requested thereunder. Each Non-Contributing Member will retain its rights to distributions hereunder; provided that such Non-Contributing Member's participation in distributions made pursuant to Subsection 7.3.1.C(1) and Section 11.4 will be subject to a dollar-for-dollar reduction in favor of the Member(s) who paid the amount of the Non-Contributing Member's Additional Voluntary Capital Contribution until such Member(s) have been repaid the amount of such Additional Voluntary Capital Contributions in full. In the event the aggregate amount of the requested Additional Voluntary Capital Contribution is not made by the Class A Members, then the Class B Member, or its Affiliates, may contribute an amount equal to the aggregate amount of such unpaid Additional Voluntary Capital Contribution and acquire Class A Interests, or the Manager may seek to obtain the additional capital by the issuance of additional LLC Interests pursuant to Section 6.3 and Section 6.3.

   Section 6.3 **Issuance of Additional LLC Interests.** Subject to Section 6.34 below, the Manager is hereby authorized to cause the LLC from time-to-time to issue to Members (including the Class B Member) or other Persons (who, upon such issuance and the execution by such Persons of such documents as the Manager deems necessary or appropriate to evidence such Persons' agreements to be admitted as Members and to be bound by the provisions of the Articles and this Agreement, shall automatically become Members) additional Class A Interests for such consideration, all as shall be reasonably determined by the Manager to be in the best interests of the LLC and subject to the requirements of Colorado law, including, without limitation, (i) the allocations of items of LLC income, gain, loss, deduction and credit to each such class or series of LLC Interests; (ii) the right of each such class or series of LLC Interests to share in LLC distributions; and (iii) the rights of each such class or series of LLC Interests upon dissolution and liquidation of the LLC or upon termination of a series of LLC Interests.

   Section 6.4 **Rights to Subscribe to Additional Issuances.** In the event the Manager decides to cause the LLC to issue additional LLC Interests, each Member holding Class A Interests shall be offered the first opportunity to subscribe for such additional LLC Interests, on the same terms and conditions as the Manager proposes to issue such additional LLC Interests, in the proportion that such Member's Capital Contribution Percentage bears to the aggregate Capital Contribution Percentage of all Members holding Class A Interests (the Member's "Pro Rata Share"). The Manager shall deliver a written notice (the "Proposed Issuance Notice") to each such Member at least thirty (30) days in advance of the proposed issuance of additional LLC Interests, stating the number and class of LLC Interests proposed to be issued, the proposed subscription price, and the manner in which such Member may exercise such Member's rights to subscribe to such LLC Interests. Such Member may exercise the Member's rights to subscribe to such additional LLC Interests by delivering a notice to that effect to the Manager within ten (10) days after the delivery of the Proposed Issuance Notice and complying with the procedures for subscription specified in the Proposed Issuance Notice. If any of the Members do not elect to purchase their full Pro Rata Share of the offered additional LLC Interests, the LLC shall offer the Members that have elected to purchase their full Pro Rata Shares of such additional LLC Interests the opportunity to increase the number of such LLC Interests they wish to subscribe for by their Pro Rata Shares of the unsubscribed portion of such additional LLC Interests. This process shall be repeated as often as necessary until either the Members have subscribed for all of the LLC Interests offered or no Member has exercised its right to subscribe for such additional LLC Interests.

Section 6.5 **Capital Accounts**. Manager shall establish and maintain a separate Capital Account for each Member in all events in accordance with Section 7.1.3 of this Agreement.

Section 6.6 **Negative Capital Accounts.** Except to the extent the Members are required or elect to make contributions to the capital of the LLC under Section 6.1, Section 6.2, Section 6.3, and Section 6.12 of this Agreement, no Member shall be required to pay to the LLC or to any other Member any deficit or negative balance which may exist from time-to-time in such Member's Capital Account.

Section 6.7 **No Interest on Capital Contributions or Capital Accounts.** No Member shall be entitled to receive any interest on the Member's Capital Contributions or such Member's outstanding Capital Account balance.

Section 6.8 **Advances to LLC.** Members may advance funds to the LLC in excess of the amounts required under this Agreement to be contributed by them to the capital of the LLC only with the consent of the Manager. Any such approved advances by a Member shall not result in any increase in the amount of such Member's Capital Account or entitle it to any increase in the Capital Contribution Percentage represented by such Member's LLC Interest. The amounts of such advances shall be a debt of the LLC to such Member and shall be payable or collectible only out of the LLC Assets in accordance with terms and conditions agreed upon by the Manager and the advancing Member.

Section 6.9 **Liability of Members and Manager.** Except as otherwise provided in the Colorado LLC Act, to the extent not inconsistent or contrary to the provisions of this Agreement (to the extent permissible under the Colorado LLC Act), the debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and none of the Members or the Manager shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member or the Manager. The failure of the LLC to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Colorado LLC Act or this Agreement shall not be grounds for imposing personal liability on any Member or Manager for liabilities of the LLC.

Section 6.10   **Return of Capital.** Except upon the dissolution of the LLC or as may be specifically provided in this Agreement, no Member shall have the right to demand or to receive the return of all or any part of such Member's Capital Account or the Member's Capital Contributions to the LLC.

Section 6.11   **Loans by LLC Prohibited.** In no event shall the LLC directly or indirectly make any form of loan or advance to, or, directly or indirectly, guaranty or secure the obligations of any Member or any Affiliate of any Member without the prior approval of the Manager.

Section 6.12   **Call for Capital Contributions.** The Manager shall be entitled to issue a capital call for the Agreed Initial Capital Contributions or any Additional Voluntary Capital Contributions (or any portion of either such Capital Contribution amount) to be made by the Members pursuant to this Agreement. The Manager shall issue any such capital call in writing upon at least ten (10) business days' prior written notice to all Class A Members. Such notice by the Manager shall specify the amount of the Capital Contribution to be made by each Member subject to such call and the due date thereof, which shall be no earlier than ten (10) days following the date such capital call notice was issued by the Manager to the applicable Members. The failure of a Member to timely pay the amount of the Member's Capital Contribution subject to such capital call shall constitute a default subject to the provisions set forth in either of Sections 6.1 or 6.2, as applicable, of this Agreement.

Section 6.13   Intentionally omitted.

ARTICLE VII

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

Section 7.1   **Allocation of Net Income or Net Loss.** The Net Income or Net Loss, other items of book income, gains, losses and expenses of the LLC, and the taxable income, gains, losses, deductions and credits of the LLC for each Fiscal Year (or portion thereof) shall be allocated to the Members as set forth below.

7.1.1   The following provisions set forth the rules governing the maintenance of the Capital Accounts required to be maintained for each Member under this Agreement and the rules governing the allocation of the LLC's items of Net Income and Net Loss, other items of book income, gain, loss and expense and taxable income, gain, loss, deduction, and credit. These provisions are to be construed and applied to the extent practicable in a manner consistent with the Member's agreement with respect to LLC distributions as set forth in Section 7.3 of this Agreement.

7.1.2   The following terms shall have the meanings indicated:

"Adjusted Basis"--The basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in section 1011 of the Code.

"Adjusted Capital Account Balance"--The balance in a Member's Capital Account after crediting to that account the Member's current share of minimum gain as determined in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). This definition of "Adjusted Capital Account Balance" and the provisions in Subsection 7.1.4 below that contain the term "Adjusted Capital Account Balance" are intended to take into account, in determining a Member's Capital Account balance prior to liquidation, such Member's share, if any, of future expected recapture of deductions attributable to nonrecourse debt.

"Carrying Value"--With respect to any asset, the asset's Adjusted Basis, except as follows:

A.   the initial Carrying Value of any asset contributed (or deemed contributed) to the LLC shall be such asset's fair market value at the time of such contribution;

B.   upon adjustment of the Member's Capital Accounts pursuant to Subsection 7.1.3D below, the Carrying Values of all LLC assets shall be adjusted to equal their respective fair market values at the time of such adjustment;

C.   any adjustments to the Adjusted Basis of any asset of the LLC pursuant to Section 734 or 743 of the Code shall not be taken into account in determining such asset's Carrying Value; and

D.   if the Carrying Value of any asset has been determined pursuant to Subclauses (a), (b) or (c) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's Adjusted Basis, except that depreciation, amortization or other cost recovery deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's Adjusted Basis.

"Excess Deficit Balance"--The deficit balance, if any, in a Member's Capital Account as of the end of a Fiscal Year determined, solely for purposes of this definition of "Excess Deficit Balance," by crediting the Member's Capital Account with the amount of any deficit balance in such Capital Account that the Member is obligated to restore or is treated as obligated to restore pursuant to Regulations Sections 1.704-1(b)(2)(ii)(*b*) and 1.704-1(b)(2)(ii)(*c*) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) (determined after taking into account any Nonrecourse Deductions or recapture of Nonrecourse Deductions, as provided in Subclause (i) of Subsection 7.1.4B below, for such year), and by debiting the Member's Capital Account with any adjustment, allocation, or distribution described in paragraph (4), (5), or (6) of Regulations Section 1.704-1(b)(2)(ii)(*d*). This definition of "Excess Deficit Balance" and the provisions in Subsection 7.1.4 below that contain the term "Excess Deficit Balance" are intended to deal with the theoretical, but unlikely circumstances in which Capital Accounts could, but for the inclusion of such provisions in this Section 7.1, be driven negative without economic significance.

"Net Income" and **"Net Loss"**--For a period as determined for federal income tax purposes, the taxable income or loss, respectively; computed with the following adjustments:

E.   items of gain, loss and deduction relating to the LLC's assets shall be computed based on the Carrying Values of the LLC's assets rather than upon the asset's Adjusted Bases; and, in the case of depreciation, amortization or other cost recovery deductions, computed using the same method and useful life used by the LLC in computing such deductions for federal income tax purposes;

F.   tax-exempt income of the LLC shall be treated, for purposes of this definition only, as gross income;

G.   expenditures of the LLC described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(*i*) shall be treated, for purposes of this definition only, as deductible expenses; and

H.   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Subsection 7.1.4B below shall not be taken into account in computing Net Income or Net Loss.

"Nonrecourse Deduction" -- A deduction of the LLC described in Regulations Sections 1.704-2(c) and (j)(1)(ii).

"Regulations" -- The regulations issued by the United States Department of the Treasury under the Code as now in effect and as they may be amended from time-to-time, and any successor regulations.

7.1.3   Maintenance of Capital Accounts.

A.   The Manager shall maintain a Capital Account for each Member in accordance with the rules set forth in Regulations Sections 1.704-1(b)(2)(iv) and 1.704-2. Consistent with such Regulations, the Capital Account of each Member shall be credited with:

(1)   the amount of cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by the LLC) contributed to the LLC by such Member; and

(2)   all Net Income and other specially allocated items of "book" income and gain of the LLC allocated to such Member pursuant to Subsection 7.1.4B below; and shall be debited with the sum of:

(a) all Net Losses and other specially allocated items of "book" loss or deduction of the LLC allocated to such Member pursuant to Subsection 7.1.4B below; and

(b) all cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by such Member) distributed by the LLC to such Member pursuant to Sections Section 7.3 or Section 11.4 below.

Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time-to-time as set forth above.

B.   Immediately prior to decreasing a Member's Capital Account to reflect any distribution of an LLC Asset to such Member (other than cash) (including a deemed liquidating distribution under Section 708 of the Code), all Members' Capital Accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such LLC Asset (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such LLC Asset for its fair market value (but not for less than the amount of any nonrecourse indebtedness secured by such LLC Asset).

C.   B Member shall be considered to have only one Capital Account.

D.   The Manager may increase or decrease the Capital Account balances of the Members to reflect a revaluation of LLC Assets on the LLC's books to the extent required or permitted by the Regulations, provided, however, that any adjustment to the Capital Account balances made pursuant to this Subsection 7.1.3D must be based on the fair market value of the LLC Assets as determined by the Manager (provided that no LLC asset shall be valued at an amount less than any nonrecourse indebtedness to which such LLC asset is subject on the date of adjustment) and must reflect the manner in which the unrealized income, gain, loss, or deduction inherent in such LLC Asset(s) (that has not been reflected in a Capital Account previously) would be allocated among the Members if there were a taxable disposition of such LLC Asset(s) at its (their) fair market value on that date.

E.   Any permitted transferee of an interest in the LLC shall succeed to the Capital Account relating to the interest transferred.

F.   Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member, the Capital Account of such Member shall be determined after giving effect to all allocations pursuant to Subsection 7.1.4 below and all actual or deemed contributions and distributions made prior to the time as of which such determination is to be made.

7.1.4   Allocations.

A.   Net Income and Net Loss (and items thereof) for any Fiscal Year shall be allocated among the Members in such a manner that the Capital Account balance of each Member, after such allocation, shall be equal to the amount that would be distributed to such Member if (a) the LLC were to sell all of its assets for their Carrying Value, (b) all LLC liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the property securing such liability) and (c) the LLC were to distribute the remaining proceeds of sale pursuant to Section 7.3, minus such Member's share of "partnership minimum gain" and "partner nonrecourse debt minimum gain," as those terms are defined in the Regulations, computed immediately prior to the hypothetical sale of assets, and also minus any amounts that the Member is obligated to contribute to the LLC.

B.   Special Allocation Rules. The following allocation rules shall apply notwithstanding the provisions of Subsection 7.1.4A above, and the provisions of said Subsection shall be applied only after giving effect to the following rules:

(1)   Nonrecourse Deductions for a Fiscal Year shall be allocated to the Members in the same manner as Net Loss is allocated pursuant to Subsection 7.1.4A above. In accordance with Regulations Sections 1.704-2(f), (g) and (j), upon the recapture (or other reversal) of Nonrecourse Deductions, items of income or gain of the LLC shall be allocated to the Members in proportion to the amount of such Nonrecourse Deductions previously allocated to them pursuant to the preceding sentence (and not previously recaptured pursuant to this sentence). With respect to a liability (or portion thereof) of the LLC that is considered nonrecourse for purposes of Regulations Section 1.1001-2, but with respect to which a Member bears (or is deemed to bear) the economic risk of loss under Regulations Section 1.752-2, deductions associated with such liability (and the recapture or other reversal of such deductions) shall be allocated in accordance with Regulations Sections 1.704-2(i) and (j).

(2)   For purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the LLC within the meaning of Regulations Section 1.752-3(a)(3), the respective interests of the Members in LLC profits shall be equal to their respective Capital Contribution Percentages.

(3)   In the event a Member receives with respect to a Fiscal Year an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(*d*) that causes or increases an Excess Deficit Balance in such Member's Capital Account, such Member shall be specially allocated for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) items of income and gain in an amount and manner sufficient to eliminate such Excess Deficit Balance as promptly as possible. Items to be so allocated shall be determined and the allocations made as provided in Regulations Section 1.7041(b)(2)(ii)(*d*).

(4)   No Net Loss or item thereof for any Fiscal Year shall be allocated to any Member to the extent such allocation would cause or increase an Excess Deficit Balance in such Member's Capital Account.

(5)   In the event that any fees, interest, or other amounts paid to a Member or Affiliate of a Member pursuant to this Agreement, or any agreement between the LLC and the Member or Affiliate providing for the payment of such amounts, and deducted by the LLC, whether in reliance on Sections 162, 163, 707(a) and/or 707(c) of the Code or otherwise, on its federal income tax return for the Fiscal Year in or with respect to which such amounts are claimed, are disallowed as deductions to the LLC and are treated as LLC distributions, then:

(a) the Net Income or Net Loss, as the case may be, for the Fiscal Year in or with respect to which such deduction was claimed shall be increased or decreased, as the case may be, by the amount of such deduction that is so disallowed and treated as an LLC distribution; and

(b) there shall be allocated to the Member who received (or whose Affiliate received) such payments, prior to the allocations pursuant to Subsection 7.1.4A above, an amount of gross income of the LLC for the Fiscal Year in or with respect to which such claimed deduction was disallowed equal to the amount of such deduction that is so disallowed and treated as an LLC distribution.

(6) If there is a net decrease in "partnership minimum gain" (within the meaning of Regulations Section 1.704-2(d)) for a Fiscal Year, there shall be allocated to each Member items of income and gain for such Fiscal Year equal to that Member's share of the net decrease in partnership minimum gain (within the, meaning of Regulations Section 1.704-2(g)(2)), subject to the exceptions set forth in Regulations Section 1.704-2(f)(2), (3) and (5). This provision is intended to be a "minimum gain chargeback" provision as described in Regulations Section 1.704-2(f) and shall be interpreted and applied in accordance with such section.

(7) If there is a net decrease in "partner nonrecourse debt minimum gain" (within the meaning of Regulations Section 1.704-2(i)(3)) for a Fiscal Year, then in addition to the amounts allocated in accordance with Subclause (6) of this Subsection 7.1.4.B, if any, there shall be allocated to each Member with a share of such "partner nonrecourse debt minimum gain"(determined in accordance with Regulations Section 1.704-2(i)(5)) as of the beginning of the Fiscal Year items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) equal to that Member's share of the net decrease in partner nonrecourse debt minimum gain, subject to the exceptions set forth in Regulations Section 1.704-2(i)(4). This provision is intended to be a "chargeback of partner nonrecourse debt minimum gain" provision as described in Regulations Section 1.704-2(i)(4) and shall be interpreted and applied in accordance with such section.

(8) Tax Allocations.

(a) For federal income and applicable state tax purposes, all items of taxable income, gain, loss and deduction of the LLC shall be allocated to the Members in the same manner as are Net Income, Net Loss and items of income, gain, loss and expense pursuant to Subsections 7.1.4A and 7.1.4B above, and items of credit shall be allocated to the Members, generally in the same manner as items of Net Income, Net Loss and items of income, gain, loss and deduction, as provided in Regulations Section 1.704-1(b)(4)(ii), provided, however, that the character of any income recognized pursuant to Section 1245 or 1250 of the Code and any investment credit recapture recognized pursuant to Section 47 of the Code shall be allocated among the Members in the same proportions as the cost recovery deductions and investment credits giving rise to such income or recapture were allocated among such Members and their respective predecessors-in-interest; and provided further, that if the Carrying Value of any LLC Asset differs from its Adjusted Basis, then items of taxable income, gain, loss and deduction shall be allocated among the Members in a manner that takes account of both the amount and character of such difference and that is consistent with Section 704(c) of the Code and the Regulations thereunder and Regulations Sections 1.704-1(b)(2)(iv)(*f*), (b)(2)(iv)(*g*) and (b)(4)(i).

(b) In making the tax allocations provided for in Subsection 7.1.4B(8)(a) appropriate adjustments shall be made as necessary to take into account the effects of any election pursuant to Section 754 of the Code.

7.1.5   Section 754 Election. The tax matters partner shall cause the LLC to file an election under Section 754 of the Code to provide for an adjustment to the Adjusted Basis of LLC Assets if requested to by a Member in connection with the disposition of an LLC Interest by that Member.

7.1.6   Compliance With Section 704(b). The provisions in this Section 7.1 pertaining to allocations and adjustments of the Capital Accounts are intended to comply with Code Section 704 and the Regulations thereunder. The Manager, with reasonable cooperation from Investor Advisor, shall make appropriate modifications when necessary to comply with such Code section or the Regulations thereunder, to the extent such modifications would not result in any material modification of the economic arrangement of the Members as reflected in the provisions of Subsection 7.1.4 and Sections Section 7.3 and Section 11.4 of this Agreement.

Section 7.2   **Allocation of Income and Loss With Respect to LLC Interests Transferred.** If any LLC Interest is transferred during any Fiscal Year, the Net Income or Net Loss (and other items referred to in Section 7.1 above) attributable to such LLC Interest for such Fiscal Year shall be allocated between the transferor and the transferee based on the number of days during such Fiscal Year for which each party was the owner of the LLC Interest transferred.

Section 7.3   **Distributions.**

7.3.1   Determination of Availability and Distribution. Net Cash Flow to be distributed by the LLC to the Members ("Distributions") shall be determined for each calendar quarter period (a "Fiscal Quarter") of each Fiscal Year by the Manager in its sole and absolute discretion and shall be distributed to the Members in the following manner:

A.   First, until each Class A Member has received distributions of Net Cash Flow pursuant to this Subsection 7.3.1A in an amount equal to such Member's respective Priority Repayment, Net Cash Flow shall be distributed as follows:

(1)   90% to the Class A Members (in the ratio of their respective Capital Contributions Percentages), provided, however, that a Defaulting Member's Capital Contributions Percentage shall be deemed to be zero until each Non-Defaulting Member has received distributions pursuant to this Subsection 7.3.1A(1) equal to such Member's Priority Repayment; and

(2)   10% to the Class B Member.

B.   Thereafter, the balance, if any, of Net Cash Flow shall be distributed as follows:

(1)   50% to the Class A Members (in the ratio in which their Capital Contribution Percentages bear to one another subject to Section 6.2.3); and

(2)   50% to the Class B Member.

        7.3.2   Distributions to Members. Distributions shall be made within forty-five (45) days after the end of each Fiscal Quarter pursuant to Subsection 7.3.1 to the extent the Manager determines Net Cash Flow is available for distribution in its sole and absolute discretion. Distributions also may be distributed, in the sole and absolute discretion of the Manager, after retention of appropriate reserves, at other times during any Fiscal Year.

        7.3.3   Tax Distributions. Notwithstanding the foregoing, if any Member (including the Manager) has not received distributions for a Fiscal Year at least equal to such Member's deemed federal and state income tax liability in respect of taxable income allocated to such Member for such fiscal Year, the Manager shall first distribute available cash to such Member to enable such Member to pay such deemed tax liabilities in full. Any distributions pursuant to this Section 7.3.3 shall reduce the next distributions to which such Member is entitled pursuant to Section 7.3.1. A Member's deemed tax liabilities shall be calculated as if the Member's only taxable income or loss is from the LLC and as if the Member is an individual residing in Colorado.

ARTICLE VIII

MANAGEMENT

Section 8.1   **Members**.

        8.1.1   Voting Rights; Manner of Voting.

        A.   The LLC may participate in a merger or consolidation with one or more entities which are its Affiliates (a "Permitted Merger") upon the approval of the Class B Member and Class A Members whose aggregate Capital Contribution Percentage is equal to at least a majority of the aggregate Capital Contribution Percentages of the Class A Members in accordance with Subsection 8.1.1B below.

        B.   The Class A Members shall be entitled to vote with respect to a Permitted Merger, or any other action for which approval of the Class A Members may be required by then applicable provisions of the Colorado LLC Act to the extent not inconsistent with or contrary to any provision of this Agreement (as permissible under the Colorado LLC Act), if any (collectively, a "Class A Member Action"). The Class A Members shall cast their votes with respect to any Class A Member Action at a meeting called for that purpose by the Manager upon at least ten (10) days' notice to all Class A Members in writing or by telephone or facsimile transmission. Class A Members may participate in such a meeting in person or by proxy. The Class A Members may also vote without a meeting with respect to any Class A Member Action, and such action shall be deemed approved by the Class A Members if written consents setting forth such action are sent to all Class A Members in accordance with Section 12.3 below at least ten (10) days prior to the date set for such vote and such consents are signed and returned to the LLC by Class A Members whose aggregate Capital Contribution Percentage is equal to at least a majority of the aggregate Capital Contribution Percentages of the Class A Members in the case of a Permitted Merger, or by Class A Members whose aggregate

Capital Contribution Percentage is greater than 50% in the case of any other Class A Member Action.

C.   The Class B Member shall have the right to vote with respect to any action required or permitted to be taken by the Class B Member under this Agreement (a "Class B Member Action"). The Class B Member shall act by submitting a written notice of any such vote to the LLC with respect to any Class B Member Action within a reasonable time after such vote becomes necessary or appropriate.

Section 8.2   **Management of LLC by Manager .**

8.2.1   Management by Manager. The Members hereby unanimously agree that the Manager shall have full responsibility for management of the business and affairs of the LLC.

8.2.2   Power and Authority of Manager. The Manager (acting on behalf of the LLC) shall have the right, power, and authority to manage, operate and control the business and affairs of the LLC and to do or cause to be done any and all acts, at the expense of the LLC, deemed by the Manager to be necessary or appropriate to effectuate the purposes of the LLC. Except as otherwise expressly provided in this Agreement or as may be approved by the Manager in writing, no Member shall have any authority, right or power, by virtue of being a Member, to bind the LLC, or to manage or control, or to participate in the management or control of, the business and affairs of the LLC in any manner whatsoever. Without limiting the generality of the foregoing, the Manager shall have the right, power and authority on behalf of the LLC:

A.   to develop, review and approve annual budgets, policies, operating guidelines, and other operational items for the LLC;

B.   to appoint officers or other officials or agents of the LLC in accordance with Section 8.3 below;

C.   to hire and arrange for such personnel as may be necessary or convenient to carry out the business and affairs of the LLC;

D.   to establish such reasonable cash reserves to provide for anticipated expenses of the LLC as the Manager determines to be necessary for timely payment of such expenses;

E.   to sell, lease, exchange or otherwise dispose of any, any portion of, all or substantially all LLC Assets, including, without limitation, the Project; and

F.   to direct duly appointed officers, officials or agents of the LLC to make, execute, assign, acknowledge and file on behalf of the LLC any and all documents or instruments of any kind which the Manager may deem necessary or appropriate in carrying out the business or affairs of the LLC, including, without limitation, powers of attorney, agreements of indemnification, documents, or instruments of any kind or character, and amendments thereto (and no Person dealing with the Manager shall be required to determine or inquire into the authority or power of the Manager to bind the LLC).

8.2.3   Appointment of Manager; Removal.

A.   Initial Appointment. Habit Carbon Holdings, LLC is appointed to serve as the Manager until its resignation or earlier removal as set forth herein.

B.   Vacancy. In the event of any vacancy in the office of the Manager as a result of resignation or removal of the Manager, such vacancy shall be filled solely by the affirmative vote of the Class B Member. The Person elected as Manager pursuant to this Subsection 8.2.3B shall hold office until such Person's death, disability, dissolution, resignation or removal, as applicable.

C.   Removal. The Manager may be removed only by the affirmative vote of the Class B Member. Any vacancy caused by any such removal shall be filled as provided in Subsection 8.2.3B above.

8.2.4   Compensation of Manager. Except for its interest in Net Cash Flow as provided in Section 7.3, the Manager shall not be entitled to any management fees or other compensation for its management of and services provided on behalf of the LLC. Manager shall be entitled to reimbursement of out-of-pocket expenditures incurred by Manager in furtherance of the LLC's business and affairs, including, without limitation, all of Manager's legal, accounting and other costs.

8.2.5   Resignation. The Manager may resign as Manager of the LLC at any time by giving written notice to the Members of the LLC. Any such resignation shall take effect at the time specified therein, or if no time is specified, upon receipt thereof; unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

Section 8.3   **Officers, Officials and Agents.**

8.3.1   Appointment. The Manager may appoint such officers, officials and agents of the LLC as the Manager shall deem necessary or appropriate to carry out the business of the LLC upon such terms and conditions as the Manager may determine. Any officer shall hold his or her respective office for the term specified by the Manager unless earlier removed by the Manager. Any other official or agent shall be subject to the directions of the Manager, and any such appointment may be terminated at any time by the Manager.

8.3.2   Resignation. Any officer, official or agent of the LLC may resign at any time by giving written notice to the Manager. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof; unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

8.3.3   Removal; Vacancies; Transfer of Duties. Any officer, official or agent of the LLC may be removed from office or such other authority may be terminated, with or without cause, by the Manager. Any vacancy in any office or appointment for any reason shall be filled by a Person designated by the Manager for the unexpired term of the vacant office or appointment. The Manager, in its sole and absolute discretion, may transfer the power and duties, in whole or in part, of any officer, official, agent or agent to any other officer, official or individual, notwithstanding other provisions of this Agreement to the contrary.

8.3.4 <u>Compensation.</u> Employees and independent contractors of the LLC shall be entitled to such salary or other compensation as the Manager shall determine.

8.3.5 <u>Third Party Reliance.</u> Third parties dealing with the LLC shall be entitled to rely conclusively upon the power and authority of the officers, officials and agents of the LLC as set forth herein.

Section 8.4 **Fiduciary Relationship.** The Manager shall not be liable to the LLC or the Members for monetary damages for breach of fiduciary duty as the Manager or otherwise be liable, responsible or accountable to the LLC or its Members for monetary damages or otherwise for any acts performed, or for any failure to act, <u>provided, however,</u> that this provision shall not eliminate or limit (i) the liability of the Manager for any breach of the Manager's duty of care owed to the LLC, which duty of care shall be limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or knowing violation of law in the conduct and winding up of the business of the LLC, as provided in Section 7-80-404(2) of the Colorado LLC Act or (ii) the obligation of the Manager to discharge the Manager's duties to the LLC under Section 7-80-404(1) of the Colorado LLC Act, excluding with respect to any activity permitted under or governed by Section 8.6, and the Manager's obligation to exercise any rights consistently with the Manager's obligation of good faith and fair dealing under Section 7-80-404(3) of the Colorado LLC Act.

Section 8.5 **Reimbursement.** Notwithstanding anything to the contrary in this Agreement, the Manager shall be entitled to reimbursement from the LLC for expenses incurred by it which are attributable to the organization, operation and management of the LLC.

Section 8.6 **Other Activities of Manager, Members or Affiliates.** The Manager and any Member, or any Affiliate thereof, may have other business interests and may engage in other business ventures of any kind, nature or description whatsoever, whether currently existing or hereafter created or organized, and may compete, directly or indirectly, with the business of the LLC. None of the Manager, the Members or any Affiliate thereof shall incur any liability to the LLC or its Members as a result of a pursuit of such other business interests, ventures and permitted competitive activity, and neither the LLC nor the other Members shall have any right to participate in such other business ventures or to receive or share in any income or profits derived therefrom. In particular, consistent with the limited purpose of the LLC as set forth in Section 3.1, the Manager's duties under subsections (a) and (c) of Section 7-80-404(1) of the Colorado LLC Act are hereby eliminated and, as a result, the Manager shall not have duties (i) to account to the LLC and hold as trustee for it any property, profit or benefit derived from the Manager's appropriation of an opportunity of the LLC or (ii) to refrain from competition with the LLC in the conduct of the LLC's business. The Members agree that the elimination of such duties is not unreasonable given the limited purpose of the LLC set forth in Section 3.1.

Section 8.7 **Certain Transactions.** Subject to Sections Section 6.8 and Section 6.11 above, the LLC is expressly permitted in the normal course of its business to enter into transactions with any or all Members or with any Affiliate of any or all Members; provided that, the price and other terms attendant to such transactions are fair and reasonable to the LLC and that the price and other terms of such transactions are not less favorable to the LLC than those generally prevailing with respect to comparable transactions between unrelated parties.

Section 8.8 **Indemnification of the Members, Manager, Officers, Officials and Agents and any Affiliates.**

8.8.1   The LLC shall defend, indemnify and hold harmless each and any Manager or officer, official, or agent of the LLC, or any Affiliate thereof (individually, in each case, an "Indemnitee") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business or activities of or relating to the LLC and the Class A Members Obligations, regardless of whether the Indemnitee continues to be a Manager, an officer, official or agent, or Affiliate thereof at the time any such liability or expense is paid or incurred, provided, however, that this provision shall not eliminate or limit the liability of an Indemnitee for violations of the Indemnitee's duties to the LLC as specifically set forth in the provisions of this Operating Agreement.

8.8.2   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this Section 8.8 may, from time-to-time, upon request by the Indemnitee, be advanced by the LLC prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the LLC of an undertaking by or on behalf of the Indemnitee to repay such amount, if it shall be determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this Section 8.8.

8.8.3   The indemnification provided by this Section 8.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Manager, an officer, official or agent, or Affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, personal representatives, successors, assigns, and executors and administrators of the Indemnitee.

8.8.4   The LLC may purchase and maintain insurance on behalf of the Manager and such other Persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of interests in the LLC or the business or activities of the LLC, regardless of whether the LLC would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

8.8.5   An Indemnitee shall not be denied indemnification in whole or in part under this Section 8.8 or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted or not expressly prohibited by the provisions of this Agreement.

8.8.6   The provisions of this Section 8.8 are for the benefit of the Indemnitees, their heirs, personal representatives, successors, assigns and administrators and executors and shall not be deemed to create any rights for the benefit of any other Persons.

Section 8.9   Intentionally omitted.

ARTICLE IX

BANK ACCOUNTS; BOOKS AND RECORDS; STATEMENTS; TAXES; FISCAL YEAR

Section 9.1   **Bank Accounts.** All funds of the LLC shall be deposited in its name in such checking and savings accounts, time deposits or certificates of deposit, or other accounts at such banks as shall be designated by the Manager from time-to-time, and the Manager shall arrange for the appropriate conduct of such account or accounts.

Section 9.2   **Books and Records.** The Manager shall keep, or cause to be kept, accurate, full and complete books and accounts, with respect to the Property only and not with respect to any Members, showing assets, liabilities, income, operations, transactions and the financial condition of the LLC. Such books and accounts shall be prepared on the basis of accounting selected by the Manager for tax reporting purposes. Any Member, or its respective designee, shall have access thereto at any reasonable time during regular business hours and shall have the right to copy said records at its expense.

Section 9.3   **Financial Statements and Information.**

9.3.1   All financial statements prepared pursuant to this Section 9.3 shall present fairly the financial position and operating results of the LLC and shall be prepared in accordance with the accounting principles adopted as provided in Section 9.2 and applied on a consistent basis with that of prior periods for each Fiscal Quarter and Fiscal Year of the LLC. All such financial statements shall not be audited.

9.3.2   Within sixty (60) days after the end of each Fiscal Quarter and each Fiscal Year, the Manager shall prepare and submit or cause to be prepared and submitted to the Members the following internally prepared reports: (i) a balance sheet, together with statements of profit and loss, Member's equity and cash flow for the LLC during such Fiscal Quarter or Fiscal Year; (ii) a report or disclosure summarizing an update of any other material activities of the LLC during the Fiscal Quarter or Fiscal Year in a form and at the reasonable discretion of the Manager; and (iii) a statement showing any amounts distributed to the Members in respect of such Fiscal Quarter or Fiscal Year.

9.3.3   The Manager shall keep, maintain and provide to the Members such other reports and information concerning the business and affairs of the LLC as may be required by the

Colorado LLC Act or by any other law or regulation of any regulatory body applicable to the LLC.

Section 9.4 **Accounting Decisions.** All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Manager.

Section 9.5 **Where Maintained.** The books, accounts and records of the LLC at all times shall be maintained at the LLC's principal office or such other office or offices as the Manager shall determine.

Section 9.6 **Tax Returns.**

9.6.1 The Manager shall, at the expense of the LLC, cause to be prepared and delivered to the Members, in a timely fashion after the end of each Fiscal Year, copies of all federal and state informational tax returns for the LLC for such Fiscal Year, one copy of which shall be timely filed with the appropriate tax authorities. Such returns shall be prepared on the basis of the method of accounting selected by the Investor Advisor for tax reporting purposes and shall accurately reflect the results of operations of the LLC for such Fiscal Year. The Manager shall act as the "tax matters partner" (as defined in the Code) of the LLC and is authorized and required to represent the LLC (at the expense of the LLC) in connection with all examinations of the affairs of the LLC by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the LLC for professional services and costs associated therewith.

9.6.2 The "tax matters partner" shall keep all Members fully informed of the progress of any such examination, audit or other proceeding, and any Member with a Capital Contribution Percentage of at least twenty percent (20%) (and any Person that was a Member with a Capital Contribution Percentage of at least twenty percent (20%) in the year to which such examination, audit or other proceeding relates) shall have the right to participate in such examination, audit or other proceeding. Each Member and former Member agrees to cooperate with the "tax matters partner" and to do or refrain from doing any or all things reasonably required by the Manager in connection with the conduct of such proceedings.

Section 9.7 **Fiscal Year.** The fiscal year of the LLC for financial, accounting, federal, state and local income tax purposes shall initially be the calendar year (the "Fiscal Year"). Subject to any requirements under the Code or Regulations, the Fiscal Year may be changed by the Manager.

ARTICLE X

TRANSFER OF LLC INTERESTS AND THE ADDITION, SUBSTITUTION AND WITHDRAWAL OF MEMBERS

Section 10.1 **Transfer of LLC Interests.**

10.1.1 The term "transfer," when used in this Article X with respect to an LLC Interest, shall include any sale, assignment, gift, pledge, hypothecation, mortgage, exchange, or other disposition, except that such term shall not include any pledge, mortgage, or hypothecation of or granting of a security interest in an LLC Interest in connection with any financing obtained on behalf of the LLC.

10.1.2 No LLC Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article X. Any transfer or purported transfer of any LLC Interest not made in accordance with this Article X shall be void *ab initio*.

Section 10.2 **Restrictions on Transfers.**

10.2.1 No Member may transfer all or any portion of the Member's LLC Interest without the express written consent of the Manager in its sole and absolute discretion.

10.2.2 Any transferee of an LLC Interest shall become a substituted Member only upon (i) the express written consent of the Manager in its sole and absolute discretion, and (ii) the transferee's agreement to be bound by all the terms and conditions of the Articles and this Agreement as then in effect. Unless and until a transferee is admitted as a substituted Member, the transferee shall have no right to exercise any of the powers, rights, and privileges of a Member hereunder. A Member who has transferred such Member's LLC Interest shall cease to be a Member upon transfer of the Member's entire LLC Interest and, thereafter, shall have no further powers, rights, and privileges as a Member hereunder, except as provided in Subsection 9.6.2.

10.2.3 The LLC, each Member, the Manager, the officers, officials or agents of the LLC and any other person or persons having business with the LLC need deal only with Members who are admitted as Members or as substituted Members of the LLC, and they shall not be required to deal with any other Person by reason of any transfer by a Member or by reason of the death or dissolution of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for a transferring or a deceased Member, any payment to a Member or to a Member's personal representatives, executors or administrators shall acquit the LLC and the Manager of all liability to any other persons who may be interested in such payment by reason of an assignment by, or the death or dissolution of, such Member.

10.2.4 Notwithstanding the foregoing, (i) any Member may transfer such Member's economic interest (or any portion thereof) in such Member's LLC Interest to a transferee which, directly or indirectly, controls, is controlled by, or under common control with, such Member, provided, however, such transfer shall give the transferee only the right to receive distributions, income, gain and loss allocable to such Member's LLC Interest to which such Member would otherwise be entitled, (ii) the indirect investors in Manager may transfer their indirect interests in Manager without the need of obtaining any consent thereto by the LLC or any Class A Member, and (iii) no Member may transfer its LLC Interest to any person who is not a United States Citizen or to any entity that is not incorporated in or established under laws of any state or to any person or entity owned by a pension fund.

ARTICLE XI

DISSOLUTION AND LIQUIDATION

Section 11.1 **Events Causing Dissolution.** Subject to the provisions of Section 11.2 below, the LLC shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

11.1.1 The affirmative vote of the Class B Member to dissolve and wind up the affairs of the LLC; or

11.1.2 The occurrence of any other event that, under the Colorado LLC Act, would cause the dissolution of the LLC (except to the extent contrary to the provisions of this Agreement) or that would make it unlawful for the business of the LLC to be continued.

Section 11.2 **Right to Continue Business of LLC.** Upon an event described in Subsection 11.1.2 other than an event that makes it unlawful for the business of the LLC to be continued, the LLC shall not be dissolved and liquidated if, within ninety (90) days after such event, an election to continue the business of the LLC shall be made in writing by the Class B Member (including any retroactive to such 90-day period). If such an election to continue the LLC is made, then the LLC shall continue until another event causing dissolution in accordance with this Article XI shall occur.

Section 11.3 **Dissolution Filings.**

11.3.1 As soon as possible following a decision to dissolve in this LLC by the Class B Member, the Manager (or its appointed delegate) shall prepare a statement of dissolution in such form as shall be prescribed by the Colorado Secretary of State and file it with the Colorado Secretary of State.

11.3.2 Upon the filing of a statement of dissolution, the authority of the LLC to conduct an ongoing business shall cease, except for the purpose of winding up the LLC, suits and other proceedings and appropriate action as provided by the Colorado LLC Act. The Manager (or other appointed delegate for the dissolution and liquidation and distribution of the LLC's assets and properties), and, shall have authority to liquidate and/or distribute any LLC Asset discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the LLC to affect such dissolution, winding up, liquidation and termination.

11.3.3 When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets of the LLC have been distributed to the Members, the LLC shall be considered liquidated and terminated and shall cease, except for purposes of actions permitted by the Colorado LLC Act thereafter.

Section 11.4 **Distributions Upon Dissolution.**

11.4.1 Upon the dissolution of the LLC, the Manager (or any other Person selected by the Class B Member or otherwise responsible for winding up the affairs of the LLC) shall proceed without any unnecessary delay to sell or otherwise liquidate the LLC Assets and pay or make due provision for the payment of all debts, liabilities and obligations of the LLC.

11.4.2 Except as otherwise provided by law not inconsistent with the provisions of this Agreement, each Member shall look solely to the LLC Assets for the return of such Member's Capital Contributions. If the LLC Assets remaining after payment (or adequate provision therefor) or discharge of the debts and liabilities of the LLC are insufficient to return the Capital Contributions of each Member, such Member shall have no recourse against the Manager or any other Member (except to the extent of any other Member's agreed, but unpaid obligation to make any Capital Contribution).

11.4.3 The Manager (or any other Person selected by the Class B Member or otherwise responsible for winding up the affairs of the LLC) shall conduct the winding up of the LLC and is authorized to take any and all actions necessary to accomplish such winding up and, thereupon, distribute the net liquidation proceeds and any other liquid assets of the LLC after the payment of all debts, liabilities and obligations of the LLC (including, without limitation, all amounts owing to a Member under this Agreement or under any agreement between the LLC and a Member entered into by the Member other than in its capacity as a Member in the LLC), the payment of expenses of liquidation of the LLC, and the establishment of a reasonable reserve in an amount estimated by the Manager to be sufficient to pay any amounts reasonably anticipated to be required to be paid by the LLC in the future, to the Members in accordance with Section 7.3.

Section 11.5 **Reasonable Time for Winding Up.** A reasonable time shall be allowed for the orderly winding up of the business and affairs of the LLC and the liquidation of its assets pursuant to Section 11.4 above in order to minimize any losses otherwise attendant upon such a winding up.

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.1 **Compliance with Colorado LLC Act.** Each Member agrees not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the dissolution or termination of the LLC under the Colorado LLC Act, except as related to a decision of the Class B Member to dissolve and wind up the LLC under Article XI.

Section 12.2 **Additional Actions and Documents.** Each of the Members hereby agrees to take or cause to be taken such further actions, to execute, acknowledge, deliver and file or cause to be executed, acknowledged, delivered and filed such further documents and instruments, and to use best efforts to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement, whether before, at or after the closing of the transactions contemplated by this Agreement.

Section 12.3   **Notices.** All notices, demands, requests or other communications which may be or are required to be given, served, or sent by or to a Member pursuant to this Agreement shall be in writing and shall be hand delivered (including delivery by prepaid courier), mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telex or facsimile transmission, addressed as set forth on **Exhibit A** attached hereto. Each Member may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be delivered, mailed or transmitted in the manner described above shall be deemed sufficiently given, served, sent or received for all purposes at such time as it is delivered to the addressee (with an affidavit of personal delivery, the return receipt, the delivery receipt, or (with respect to a telex or facsimile) the answer back or contemporaneous printed record of transmittal, as applicable, being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation. Whenever the giving of any notice to any Member is required by statute or this Agreement, a waiver thereof, in writing and delivered to the LLC signed by the Person or Persons entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance of a Member at a meeting or execution of a written consent to any action shall constitute a waiver of notice of such meeting or action.

Section 12.4   **Severability.** The invalidity of any one or more provisions in this Agreement or of any other agreement or instrument given pursuant to or in connection with this Agreement shall not affect the remaining portions of this Agreement or any such other agreement or instrument or any part thereof, all of which are inserted conditionally on their being held valid in law; and in the event that one or more of the provisions contained herein or therein should be invalid, or should operate to render this Agreement or any such other agreement or instrument invalid, this Agreement and such other agreements and instruments shall be construed as if such invalid provisions had not been inserted.

Section 12.5   **Survival.** It is the express intention and agreement of the Members that all covenants, agreements, statements, representations, warranties and indemnities made in this Agreement shall survive the execution and delivery of this Agreement.

Section 12.6   **Waivers.** Neither the waiver by the LLC or a Member of a breach of or under any of the provisions of this Agreement, nor the failure of the LLC or a Member, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right, remedy or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights, remedies or privileges hereunder.

Section 12.7   **Exercise of Rights.** No failure or delay on the part of a Member or the LLC in exercising any right, power or privilege hereunder and no course of dealing between the Members or between a Member and the LLC shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any other rights or remedies which a Member or the LLC would otherwise have at law or in equity or otherwise.

Section 12.8 **Binding Effect.** Subject to any provisions hereof restricting assignment, this Agreement shall be binding upon and shall inure to the benefit of the Members and their respective heirs, devises, executors, administrators, personal representatives, successors and assigns.

Section 12.9 **Limitation on Benefits of this Agreement.** Subject to Subsection 9.6.2 above, it is the explicit intention of the Members and the LLC that no Person other than the Manager, the Members and the LLC is or shall be entitled to bring any action to enforce any provision of this Agreement against any Member, the Manager or the LLC, and that the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the Members (or their respective successors and assigns as permitted hereunder), the Manager and the LLC, as applicable.

Section 12.10 **Amendment Procedure.** Amendments to **Exhibit A** to reflect actions taken pursuant to Article VI may be made by the Manager. Any other amendment or modification to this Agreement may be made only upon the written consent of the Class B Member.

Section 12.11 **Entire Agreement.** This Agreement (including the exhibits and any schedules hereto) sets forth the entire agreement between the LLC and its Members or between or among the Members with respect to the matters contemplated herein, and supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein and therein.

Section 12.12 **Pronouns and Form.** All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or entity may require. The singular form shall include the plural and vice versa.

Section 12.13 **Headings.** Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

Section 12.14 **Governing Law.** This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Colorado, excluding any that may direct the application of the laws of any other state or non-federal jurisdiction.

Section 12.15 **Execution in Counterparts.** To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all Persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the Persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

Section 12.16 **Announcements.** Except as required by law, no party hereto shall make any announcement, press release or other public statement relating in any manner to this Agreement, the terms hereof or the relationship of the parties hereto without first obtaining the consent of the other parties to the disclosure proposed to be made. The other parties hereto shall not unreasonably withhold their consent to any request made by a party pursuant to this Section 12.16. The parties shall use their best efforts to consult and coordinate with each other before making any announcement, press release or other public statement as required by law.

Section 12.17 **No Partition.** Notwithstanding anything to the contrary contained in this Agreement or any rule of law to the contrary, no Member shall have the right to partition or seek partition of any LLC Asset, including the Property, nor shall any Member make application to any court or authority or commence or prosecute any action or proceeding for a partition thereof. Upon any breach of this Section 12.17 by any Member, the LLC, the Manager and the other Members shall be entitled, in addition to any other rights or remedies afforded by law or equity, to a decree or other action restraining or enjoining such application, action or proceeding, without necessity of posting any bond therefore.

Section 12.18 **Mandatory Arbitration.** Any controversy, dispute or claim between or among the parties to this Agreement with respect to this Agreement or any related agreements or instruments, except those subject to the arbitration provision contained in the Subscription Agreements of the Class A Members, shall be determined by final binding arbitration in Denver, Colorado in accordance with Title 9 of the United States Code and the Commercial Arbitration Rules of the American Arbitration Association, as supplemented by this Section 12.18. Reasonable discovery shall be permitted. All statutes of limitations which would otherwise apply shall apply to any arbitration proceedings. Judgment upon any award may be entered in any court having jurisdiction. The arbitration shall be conducted by one (1) arbitrator if the parties to the arbitration shall so agree; if not, the arbitration shall be conducted by a panel of three (3) arbitrators, one (1) of which will be appointed by each of the opposing parties (or group constituting an opposing party) and the third appointed by the other two (2) arbitrators, and such third arbitrator shall be the chairperson of the panel. The arbitrator or arbitral panel shall use their reasonable commercial efforts to hold the arbitration hearing and issue a determination (including written findings) within ninety (90) days following a party's demand for arbitration pursuant to this Section 12.18, but any failure to render a determination within such period shall not invalidate such determination. Each party to the arbitration shall bear their own costs, and the parties shall equally share the cost of the arbitrator(s). The parties to the arbitration and their counsel shall make themselves available as reasonably necessary to accommodate the holding of the arbitration hearing and rendering of a determination by the arbitrator(s) within the above-described 90-day period.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT A

NAMES, ADDRESSES, INITIAL CAPITAL CONTRIBUTIONS, AND CAPITAL CONTRIBUTION PERCENTAGES OF THE MEMBERS OF HABIT CARBON 2, LLC

MEMBER'S NAME AND ADDRESS	AGREED INITIAL CAPITAL CONTRIBUTION	CAPITAL CONTRIBUTION PERCENTAGE

Company Ownership Cap Table					
	Capital ($)	Class A Units	Class B Units	Total Units	% Ownership
Shareholders					
Lisa Ruskaup	110,000.00	110	85	112.00	45.93%
Ken Short	75,000.00	75	5	75.16	30.82%
Jerry Maglio	-		10	0.59	0.24%
John Craig	200,000.00	200		200.00	20.50%
George Caulkins	100,000.00	100		100.00	10.25%
	-			-	
Total					
	485,000.00	485	100.00	487.75	100.00%
Debt	$ 661,800	750			
Budget	$ 1,398,131				

*Original Debt and Equity

Lisa B.Ruskaup 5977 S. Nome St., Englewood, Colorado 80111
Kenneth Short 2322 S. Fenton Drive, Lakewood, Colorado 80227
Jerry Maglio 4545 S. Monaco St. #332, Denver, Colorado 80237
John Craig 5896 S. Crocker St., Littleton, Colorado 80120
George Caulkins 6 Polo Club Lane, Denver, Colorado 80206

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Liability Company Operating Agreement of Habit Carbon 2, LLC, or have caused this Limited Liability Company Operating Agreement to be duly executed on their behalf, as of the day and year first hereinabove set forth (except in the case of a later admitted Member, in which case the effective date of such execution by such Member shall be the effective date of such Member's admission as a Member).

CLASS A MEMBER(S):

Name of Entity (if applicable):________________

Signature: ________________
Name: John Craig

Title (if signing on behalf of entity):____________

CLASS B MEMBER:

HABIT CARBON HOLDINGS, LLC

By: ________________
Print Name: Lisa B. Ruckamp
Title: Manager

LLC:

HABIT CARBON 2, LLC

By: HABIT CARBON HOLDINGS, LLC, Manager

By: ________________
Print Name: Lisa B. Ruckamp
Title: Manager